SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 26, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐       No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Reports First quarter 2021 Results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2021 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 209 MILLION

NET DEBT2 TOTALED NIS 639 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 67 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS MORE THAN 165 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-
OPTIC INFRASTRUCTURE TOTALS 545 THOUSAND AS OF TODAY

PARTNER’S FIBER-OPTIC INFRASTRUCTURE REACHES MORE THAN
840 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY

PARTNER TV SUBSCRIBER BASE TOTALS APPROXIMATELY 240 THOUSAND AS OF TODAY

First quarter 2021 highlights (compared with first quarter 2020)

•	Total Revenues: NIS 833 million (US$ 250 million), an increase of 3%
•	Service Revenues: NIS 639 million (US$ 192 million), an increase of 2%
•	Equipment Revenues: NIS 194 million (US$ 58 million), an increase of 9%
•	Total Operating Expenses (OPEX)[2]: NIS 481 million (US$ 144 million), an increase of 5%
•	Adjusted EBITDA[2]: NIS 209 million (US$ 63 million),a decrease of 3%
•	Profit for the Period: NIS 5 million (US$ 1 million), a decrease of NIS 5 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 19 million (US$ 6 million), an increase of NIS 9 million
•	Cellular ARPU: NIS 48 (US$ 14), a decrease of 9%
•	Cellular Subscriber Base: approximately 2.90 million at quarter-end, an increase of 8%
•	Fiber-Optic Subscriber Base: 155 thousand subscribers at quarter-end, an increase of 68 thousand subscribers since Q1 2020, and an increase of 16 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 514 thousand at quarter-end, an increase of 153 thousand since Q1 2020, and an increase of 49 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 339 thousand subscribers at quarter-end, an increase of 58 thousand subscribers since Q1 2020, and an increase of 10 thousand in the quarter
•	TV Subscriber Base: 234 thousand subscribers at quarter-end, an increase of 34 thousand subscribers since Q1 2020, and an increase of 2 thousand in the quarter

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, May 26, 2021 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2021.

Commenting on the results for the first quarter 2021, Mr. Isaac Benbenisti, CEO of Partner, noted:

"Partner ended the first quarter of 2021 with subscriber growth in all our operational areas. The Company's revenues returned to the levels of the period prior to COVID-19, despite the continued closed skies and full lockdown for a significant part of the quarter.

In the cellular segment, the focus on customer loyalty and the investments in 5G supported the continued organic growth of the subscriber base, which totaled 2.90 million at the end of the quarter, with a churn rate of 6.8%, the lowest rate in the last decade.

We are continuing with the rapid rollout of Partner's independent fiber-optic infrastructure across the country, and have recently begun to deploy in municipalities characterized by low-rise buildings and single dwelling units. The ‘Partner Fiber’ infrastructure already reaches more than 840 thousand households as of today, of which 545 thousand reside in buildings already connected to the infrastructure. As of today 165 thousand households are subscribed to internet services over Partner’s fiber-optic infrastructure, representing a 30% penetration rate from potential customers in connected buildings.

Partner TV has approximately 240 thousand subscribers as of today. At the end of the first quarter we unveiled an expansion of the cooperation with Amazon Prime Video and a unique value proposition, in parallel with the process of localizing Prime Video content in Israel.

I am very proud and honored to have led such a magnificent Company with wonderful employees. Over the last six years, we have succeeded in both developing new and significant growth engines and strengthening the Company's financial robustness, all in a challenging period for the economy and the entire world."

Mr. Tamir Amar, Partner's Chief Financial Officer & VP Fiber-Optics, commented on the results:

“In the first quarter of 2021, we returned to revenues growth, compared also to the corresponding period last year, while maintaining the same level of OPEX (excluding the NIS 20 million government-mandated refund we received in the first quarter of 2020). The fixed-line segment, despite the continuing decrease in international calls activity, continued to flourish, such that its revenues growth more than offset the revenue loss in the cellular segment due to the near complete absence of roaming services. At the same time, we were able to increase revenues from equipment sales, despite the third lockdown period during the quarter, while also improving gross profit from equipment sales.

We continue to expand our subscriber bases in the cellular and fixed-line segments alongside the expansion of the rollout of the 5G cellular network and the fiber-optic network that we believe will continue to provide us with substantial growth engines also in the coming years.

Our cellular subscriber base totaled 2.90 million at quarter-end, the highest level for over six years. Over the quarter, the cellular subscriber base increased by 67 thousand, of which 13 thousand were subscribers of data packages and 8 thousand were subscribers of voice packages provided to students with a fixed twelve-month package by the Ministry of Education as part of their COVID--19 program. Even excluding these subscribers, the increase in Post-Paid subscribers totaled 32 thousand this quarter, a growth rate that illustrates Partner's strong position in the Israeli communications market. The churn rate in the quarter amounted to 6.8%, compared to 7.5% in the corresponding quarter last year. ARPU in the quarter totaled NIS 48 compared to NIS 53 in the corresponding quarter last year, the decrease mainly reflecting the decline in roaming service revenues as a result of the sharp decline in international travel due to COVID-19. The combination of these factors leads us to conclude that in an "apples to apples" comparison which excludes roaming service revenues from cellular service revenues, a positive trend change and growth in revenue can be discerned.

In the fixed-line segment, the number of Homes Connected within buildings connected to our fiber-optic infrastructure was 514 thousand at the end of the quarter, an increase of 49 thousand in the quarter, a record rate which reflects the growing demand for Partner's fiber services along with our focus on connecting buildings to the Company's fiber-optic infrastructure.

Partner’s fiber-optic subscriber base totaled 155 thousand at the end of the quarter, an increase of 16 thousand from the previous quarter. The infrastructure-based internet subscriber base increased by 10 thousand in the quarter. Regarding our television services, the number of subscribers grew by approximately 2 thousand in the quarter, a rate of increase which was impacted by the technical malfunction in television broadcasts during the second week of January 2021. However, the growth rate since then returned to its previous rate with a net increase of 8 thousand subscribers since the beginning of the year.

Despite COVID-19 and its ongoing implications, we finished the first quarter of 2021 with a decrease of only 3% in Adjusted EBITDA compared to the corresponding quarter last year. To recap, the corresponding quarter last year was positively impacted by the receipt of a government-mandated refund from Bezeq of approximately NIS 20 million for payments in previous years. Excluding this refund, Adjusted EBITDA increased by 7%, reflecting the continued cost-cutting measures and budgetary discipline, along with growth in cellular and fixed-line activity, which more than compensated for the impact of the near-complete cessation of international travel on roaming service revenues and the lockdown in part of the quarter. We intend to maintain this budgetary discipline through the rest of the year.

Looking ahead, although a slight recovery in roaming services compared to the first quarter of 2021 can be seen, the Company expects that the negative impact of the almost complete cessation of air travel will continue in the second quarter of 2021, however, it is not expected to differ materially from its scope in the preceding two quarters.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 19 million. CAPEX payments totaled NIS 149 million. As was shown in our annual report for 2020, approximately half of our investments serve our growth engines. The Company continues to expect that the major rollout phase of the fiber-optic infrastructure will be completed during the year 2023.

Net debt was NIS 639 million at the end of the quarter, compared with NIS 673 million at the end of the corresponding quarter last year, a decrease of NIS 34 million. The Company's net debt to Adjusted EBITDA ratio stood at 0.8 at the end of the quarter, which demonstrates the Company's financial strength."

Q1 2021 compared with Q1 2020

NIS Million (except EPS)	Q1’20	Q1’21	Comments
Service Revenues	629	639	The increase reflected the growth in fixed-line services and the growth in cellular subscribers which was partially offset by a decrease in roaming services due to COVID-19
Equipment Revenues	178	194	The increase reflected a higher volume of equipment sales in both cellular and fixed-line segments
Total Revenues	807	833
Gross profit from equipment sales	37	42
OPEX	460	481	Excluding the one-time refund from Bezeq of approx. NIS 20 million in Q1'20, OPEX remained stable
Operating profit	36	28	Excl. one-time refund from Bezeq, operating profit in Q1'20 totaled NIS 16 million
Adjusted EBITDA	215	209	Excl. one-time refund from Bezeq, Adjusted EBITDA in Q1'20 totaled NIS 195 million
Adjusted EBITDA as a percentage of total revenues	27%	25%	Excl. one-time refund from Bezeq, margin in Q1'20 totaled 24%
Profit for the period	10	5	Excl. one-time refund from Bezeq net of tax impact, profit increased by NIS 10 million
Earnings per share (basic, NIS)	0.05	0.03
Capital Expenditures (cash)	151	149
Adjusted free cash flow (before interest payments)	10	19
Net Debt	673	639

Key Performance Indicators

	Q1'20	Q4’20	Q1’21	Change QoQ
Cellular Subscribers (end of period, thousands)	2,676	2,836	2,903	Post-Paid: Increase of 53 thousand (of which 13 thousand data packages and 8 thousand voice packages from Ministry of Education) Pre-Paid: Increase of 14 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	53	49	48
Quarterly Cellular Churn Rate (%)	7.5%	7.2%	6.8%
Fiber-Optic Subscribers (end of period, thousands)	87	139	155	Increase of 16 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), end of period, thousands)	361	465	514	Increase of 49 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	281	329	339	Increase of 10 thousand subscribers
TV Subscribers (end of period, thousands)	200	232	234	Increase of 2 thousand subscribers

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'20	Q1'21	Change %	Q1'20	Q1'21	Change %	Q1'20	Q1'21	Q1'20	Q1'21	Change %
Total Revenues	569	573	+1%	277	294	+6%	(39)	(34)	807	833	+3%
Service Revenues	423	413	-2%	245	260	+6%	(39)	(34)	629	639	+2%
Equipment Revenues	146	160	+10%	32	34	+6%	-	-	178	194	+9%
Operating Profit (Loss)	13	39	+200%	23	(11)		-	-	36	28	-22%
Adjusted EBITDA	132	143	+8%	83	66	-20%	-	-	215	209	-3%

Financial Review

In Q1 2021, total revenues were NIS 833 million (US$ 250 million), an increase of 3% from NIS 807 million in Q1 2020.

Service revenues in Q1 2021 totaled NIS 639 million (US$ 192 million), an increase of 2% from NIS 629 million in Q1 2020.

Service revenues for the cellular segment in Q1 2021 totaled NIS 413 million (US$ 124 million), a decrease of 2% from NIS 423 million in Q1 2020. The decrease was mainly the result of the negative impact of COVID-19 on roaming service revenues, which was partially offset by an increase in revenues due to the growth of the cellular subscriber base.

Service revenues for the fixed-line segment in Q1 2021 totaled NIS 260 million (US$ 78 million), an increase of 6% from NIS 245 million in Q1 2020. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q1 2021 totaled NIS 194 million (US$ 58 million), an increase of 9% from NIS 178 million in Q1 2020, mainly reflecting an increase in equipment sales in the cellular segment, largely a result of the 5G handset launches, and an increase in sales in the fixed-line segment.

Gross profit from equipment sales in Q1 2021 was NIS 42 million (US$ 13 million), compared with NIS 37 million in Q1 2020, an increase of 14%, mainly reflecting a change in the product mix which led to an increase in the average profit per sale.

Total operating expenses (‘OPEX’) totaled NIS 481 million (US$ 144 million) in Q1 2021, an increase of 5% or NIS 21 million from Q1 2020, but relatively unchanged if the government-mandated refund of approximately NIS 20 million from Bezeq recognized in Q1 2020 is excluded. The stability mainly reflected an increase in interconnect expenses, largely offset by decreases in credit losses and in infrastructure fees in the wholesale internet market due to a regulatory tariff decrease from the beginning of 2021. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2021 increased by 4% compared with Q1 2020.

Operating profit for Q1 2021 was 28 million (US$ 8 million), a decrease of 22% compared with NIS 36 million in Q1 2020. Excluding the government-mandated refund from Bezeq in Q1 2020, operating profit increased by 75% from the corresponding quarter in 2020.

Adjusted EBITDA in Q1 2021 totaled NIS 209 million (US$ 63 million), a decrease of 3% from NIS 215 million in Q1 2020. Excluding the government-mandated refund from Bezeq in Q1 2020, Adjusted EBITDA increased by 7% from the corresponding quarter in 2020. As a percentage of total revenues, Adjusted EBITDA in Q1 2021 was 25% compared with 27% in Q1 2020.

Adjusted EBITDA for the cellular segment was NIS 143 million (US$ 43 million) in Q1 2021, an increase of 8% from NIS 132 million in Q1 2020, largely reflecting a decrease in various cellular operating expenses including in workforce expenses and other cost-cutting measures, partially offset by a decrease in cellular service revenues mainly as a result of COVID-19 and the increase in interconnect expenses. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment was 25% in Q1 2021, compared with 23% in Q1 2020.

Adjusted EBITDA for the fixed-line segment was NIS 66 million (US$ 20 million) in Q1 2021, a decrease of 20% from NIS 83 million in Q1 2020. Excluding the government-mandated refund from Bezeq in Q1 2020, Adjusted EBITDA for the fixed-line segment increased by 5% from the corresponding quarter last year, mainly reflecting the increases in fixed-line segment service revenues and in gross profit from equipment sales. These increases were partially offset by an increase in fixed-line operating expenses, including in workforce and related expenses related to the growth in fixed-line segment services. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 22% in Q1 2021, compared with 30% in Q1 2020, or 23% excluding the one-time refund from Bezeq.

Finance costs, net in Q1 2021 were NIS 19 million (US$ 6 million), unchanged from Q1 2020.

Income tax expenses in Q1 2021 were NIS 4 million (US$ 1 million), a decrease of 43% compared with NIS 7 million in Q1 2020.

Profit in Q1 2021 was NIS 5 million (US$ 1 million), a decrease of 50% compared with a profit of NIS 10 million in Q1 2020. The profit in Q1 2020 included the net effect of the one-time government-mandated refund from Bezeq.

Based on the weighted average number of shares outstanding during Q1 2021, basic earnings per share or ADS, was NIS 0.03 (US$ 0.01) compared with basic earnings per share or ADS, of NIS 0.05 in Q1 2020.

Cellular Segment Operational Review

At the end of Q1 2021, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.90 million, including approximately 2.55 million Post-Paid subscribers or 88% of the base, and 355 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the first quarter of 2021, the cellular subscriber base increased net by 67 thousand subscribers. The Post-Paid subscriber base increased net by 53 thousand subscribers and the Pre-Paid subscriber base increased net by 14 thousand subscribers. The increase in the Post-Paid subscriber base included approximately 13 thousand subscribers of data packages and 8 thousand subscribers of voice packages provided to students with a fixed twelve-month period by the Ministry of Education as part of their COVID-19 program.

Total cellular market share (based on the number of subscribers) at the end of Q1 2021 was estimated to be approximately 27%, compared with 27% at the end of Q4 2020 and 25% at the end of Q1 2020.

The quarterly churn rate for cellular subscribers in Q1 2021 was 6.8%, compared with 7.2% in Q4 2020 and 7.5% in Q1 2020.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2021 was NIS 48 (US$ 14), a decrease of 9% from NIS 53 in Q1 2020, mainly due to the decrease in roaming services.

Fixed-Line Segment Operational Review

At the end of Q1 2021:

•	The Company's fiber-optic subscriber base was 155 thousand subscribers, an increase, net, of 16 thousand subscribers during the first quarter of 2021.

•	The Company's infrastructure-based internet subscriber base was 339 thousand subscribers, an increase, net, of 10 thousand subscribers during the first quarter of 2021.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 514 thousand, an increase of 49 thousand during the first quarter of 2021.

•	The Company's TV subscriber base totaled 234 thousand subscribers, an increase, net, of 2 thousand subscribers during the first quarter of 2021.

Funding and Investing Review

In Q1 2021, Adjusted Free Cash Flow (including lease payments) totaled NIS 19 million (US$ 6 million), an increase of NIS 9 million compared with NIS 10 million in Q1 2020.

Cash generated from operating activities totaled NIS 208 million (US$ 62 million) in Q1 2021, an increase of 2% from NIS 204 million in Q1 2020.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 41 million (US$ 12 million) in Q1 2021, a decrease of 5% from NIS 43 million in Q1 2020.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 149 million (US$ 45 million) in Q1 2021, a decrease of 1% from NIS 151 million in Q1 2020.

The level of net debt at the end of Q1 2021 amounted to NIS 639 million (US$ 192 million), compared with NIS 673 million at the end of Q1 2020, a decrease of NIS 34 million.

Regulatory Developments

Hearing on Bezeq’s license terms regarding its fiber-optic deployment obligation

Further to the description in the Company's immediate report dated November 26, 2019 regarding the Inter-Ministerial recommendations on Bezeq’s FTTH/B Universal Service obligations, in April 2021, The MoC published a consultation on the terms it plans to set in Bezeq’s license terms regarding its fiber-optic deployment obligation. The consultation includes a draft amendment to Bezeq’s license. This draft amendment sets out the terms that would apply to the areas in which Bezeq would be obliged to deploy its fiber-optic Infrastructure and the milestones for such deployment.

Bezeq – Yes merger

In March 2014, the Antitrust Commissioner approved a merger between Bezeq and its subsidiary, DBS Satellite Services (1998) Ltd. ("Yes"), a multi-channel pay TV provider, subject to certain conditions.

During the year 2020, the Bezeq group requested that the Competition Authority cancel some of the conditions set in the merger decision, due to the changes that have taken place in the relevant markets since 2014.

In April 2021, and after it conducted a public consultation on this matter, the Competition Commissioner decided to allow Bezeq's subsidiaries (Pelephone, Yes and Bezeq International) to sell communication packages that include Internet infrastructure, Internet service provider (ISP) and TV services without the obligation to sell the TV services at a separate price that will be uniform for package buyers and non-package buyers. These changes may allow Bezeq’s subsidiaries to better market and package their services with the services provided by Bezeq.

With regard to exclusivity arrangements, the Commissioner decided to amend the terms of its merger approval so that Bezeq and Yes would be allowed greater flexibility in purchasing foreign content (excluding Sports content, to which the ban on exclusivity shall remain in force).

Business Developments

On April 5, 2021, Mr. Isaac Benbenisti, CEO of the Company, notified the Board of Directors of his intention to resign from the Company after nearly 6 years in office. On May 12, 2021, the Company's Board of Directors approved the appointment of Mr. Avi Zvi as the new CEO of the Company, effective June 1, 2021. Following this appointment, Mr. Yuval Keinan, Deputy CEO of the Company, submitted his resignation to the Board of Directors. In addition, upon the change of CEO, VP Marketing & Customer Service Division and VP Human Resources & Administration have also informed the Company of their intention to resign after 4 and 11 years of service, respectively.

Conference Call Details

Partner will host a conference call to discuss its financial results on Wednesday, May 26, 2021 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3.918.0687

North America toll-free: +1.866.860.9642

A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from May 26, 2021 until June 9, 2021, at the following numbers:

International: +972.3.925.5921

North America toll-free: +1.888.254.7270

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief that (i) we will be able to continue to expand our subscriber bases in the cellular and fixed-line segments alongside the expansion of the rollout of the 5G cellular network and the fiber-optic network across the country which we believe will continue to provide the Company with substantial growth engines in the coming years, (ii) the overall negative impact of COVID-19 will not differ materially from its scope in the preceding two quarters, and (iii) we will further expand the deployment of the fiber optic infrastructure, for which we expect to complete the major rollout phase during the year 2023. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the severity and duration of the impact on our business of the current health crisis, including employee absences and disruptions in our equipment supply chain (ii) unexpected technical issues which may arise as we rollout our 5G network and expand the range of services, and as we deploy the fiber optic infrastructure, and (iii) currently unanticipated demands on our financial resources which could limit our ability to pursue our strategic objectives.  In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2021: US $1.00 equals NIS 3.334. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow	Net cash provided by operating activities add Net cash used in investing activities deduct Proceeds from (investment in) deposits, net deduct Lease principal payments deduct Lease interest payments	Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer & VP Fiber-Optics Tel: +972-54-781-4951	Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.ilinvestors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	376	311	93
Short-term deposits	411	481	144
Trade receivables	560	598	179
Other receivables and prepaid expenses	46	36	12
Deferred expenses – right of use	26	27	8
Inventories	77	105	31
	1,496	1,558	467
NON CURRENT ASSETS
Long-term deposits	155	155	46
Trade receivables	232	238	71
Deferred expenses – right of use	118	122	37
Lease – right of use	663	669	201
Property and equipment	1,495	1,507	452
Intangible and other assets	521	512	154
Goodwill	407	407	122
Deferred income tax asset	29	26	8
Prepaid expenses and other assets	9	10	3
	3,629	3,646	1,094

TOTAL ASSETS	5,125	5,204	1,561

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	290	290	87
Trade payables	666	703	211
Payables in respect of employees	58	89	27
Other payables (mainly institutions)	29	43	13
Income tax payable	27	28	8
Lease liabilities	120	117	35
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	100	111	34
Provisions	13	10	3
	1,334	1,422	427
NON CURRENT LIABILITIES
Notes payable	1,219	1,219	366
Borrowings from banks	86	73	22
Financial liability at fair value	4	4	1
Liability for employee rights upon retirement, net	42	42	13
Lease liabilities	582	588	175
Deferred revenues from HOT mobile	71	63	19
Provisions and other non-current liabilities	64	63	19
	2,068	2,052	615

TOTAL LIABILITIES	3,402	3,474	1,042

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2020 and March 31, 2021 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2020 – *182,826,973 shares
March 31, 2021 – -*183,141,414 shares
Capital surplus	1,311	1,286	386
Accumulated retained earnings	606	613	184
Treasury shares, at cost December 31, 2020 – **7,741,784 shares March 31, 2021 – *-*7,427,343 shares	(196)	(171)	(52)
TOTAL EQUITY	1,723	1,730	519
TOTAL LIABILITIES AND EQUITY	5,125	5,204	1,561

*    Net of treasury shares.

** Including restricted shares in amount of 1,008,735 and 761,627 as of and  December 31, 2020 and March 31, 2021, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	807	833	250
Cost of revenues	655	691	207
Gross profit	152	142	43

Selling and marketing expenses	71	79	24
General and administrative expenses	51	42	13
Other income, net	6	7	2
Operating profit	36	28	8
Finance income	1	1	*
Finance expenses	20	20	6
Finance costs, net	19	19	6
Profit before income tax	17	9	2
Income tax expenses	7	4	1
Profit for the period	10	5	1

Earnings per share
Basic	0.05	0.03	0.01
Diluted	0.05	0.03	0.01
Weighted average number of shares outstanding (in thousands)
Basic	181,230	183,071	183,071
Diluted	181,811	183,609	183,609

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	10	5	1
Other comprehensive income for the period, net of income tax	2	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	12	5	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended March 31, 2021				3 months period ended March 31, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	409	230		639	419	210		629
Inter-segment revenue - Services	4	30	(34)		4	35	(39)
Segment revenue - Equipment	160	34		194	146	32		178
Total revenues	573	294	(34)	833	569	277	(39)	807
Segment cost of revenues - Services	306	233		539	322	192		514
Inter-segment cost of revenues - Services	30	4	(34)		35	4	(39)
Segment cost of revenues - Equipment	132	20		152	119	22		141
Cost of revenues	468	257	(34)	691	476	218	(39)	655
Gross profit	105	37		142	93	59		152
Operating expenses (3)	71	50		121	85	37		122
Other income, net	5	2		7	5	1		6
Operating profit (loss)	39	(11)		28	13	23		36
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	103	76			115	60
–Other (1)	1	1			4
Segment Adjusted EBITDA (2)	143	66			132	83
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				209				215
- Depreciation and amortization				(179)				(175)
- Finance costs, net				(19)				(19)
- Income tax expenses				(4)				(7)
- Other (1)				(2)				(4)
Profit for the period				5				10

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	204	208	62
Income tax paid	*	*	*
Net cash provided by operating activities	204	208	62

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(110)	(109)	(33)
Acquisition of intangible and other assets	(41)	(40)	(12)
Investment in deposits, net	(241)	(70)	(21)
Interest received	*	1	*
Net cash used in investing activities	(392)	(218)	(66)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(38)	(36)	(11)
Lease interest payments	(5)	(5)	(1)
Interest paid	(2)	(1)	*
Share issuance, net of issuance costs	276
Proceeds from issuance of notes payable, net of issuance costs	13
Repayment of non-current borrowings	(13)	(13)	(4)
Net cash provided by financing activities	231	(55)	(16)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43	(65)	(20)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	299	376	113

CASH AND CASH EQUIVALENTS AT END OF PERIOD	342	311	93

*   Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	10	5	1
Adjustments for:
Depreciation and amortization	167	171	51
Amortization of deferred expenses - Right of use	8	8	2
Employee share based compensation expenses	4	2	1
Liability for employee rights upon retirement, net	(1)	1	*
Finance costs, net	1	(1)	*
Lease interest payments	5	5	1
Interest paid	2	1	*
Interest received	*	(1)	*
Deferred income taxes	6	3	1
Income tax paid	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	59	(44)	(13)
Other	(2)	9	3
Increase (decrease) in accounts payable and accruals:
Trade	(29)	43	13
Other payables	11	46	14
Provisions	(5)	(3)	(1)
Deferred revenues from HOT mobile	(8)	(8)	(2)
Other deferred revenues	6	11	3
Increase in deferred expenses - Right of use	(12)	(13)	(4)
Current income tax	*	1	*
Decrease (increase) in inventories	(18)	(28)	(8)
Cash generated from operations	204	208	62

*   Representing an amount of less than 1 million.

At March 31, 2021 and 2020, trade and other payables include NIS 131 million ($39 million) and NIS 118 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	204	208	63
Net cash used in investing activities	(392)	(218)	(66)
Investment in deposits, net	241	70	21
Lease principal payments	(38)	(36)	(11)
Lease interest payments	(5)	(5)	(1)
Adjusted Free Cash Flow	10	19	6
Interest paid	(2)	(1)	*
Adjusted Free Cash Flow After Interest	8	18	6

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	514	539	160
Selling and marketing expenses	71	79	24
General and administrative expenses	51	42	13
Depreciation and amortization	(175)	(179)	(53)
Other (1)	(1)	*	*
OPEX	460	481	144

*    Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited) *

NIS M unless otherwise stated	Q1' 19	Q2' 19	Q3' 19	Q4' 19	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	2019	2020
Cellular Segment Service Revenues	441	453	466	438	423	409	415	416	413	1,798	1,663
Cellular Segment Equipment Revenues	142	115	142	172	146	130	134	135	160	571	545
Fixed-Line Segment Service Revenues	224	230	233	238	245	244	252	252	260	925	993
Fixed-Line Segment Equipment Revenues	28	24	25	26	32	28	35	41	34	103	136
Reconciliation for consolidation	(41)	(41)	(41)	(40)	(39)	(37)	(36)	(36)	(34)	(163)	(148)
Total Revenues	794	781	825	834	807	774	800	808	833	3,234	3,189
Gross Profit from Equipment Sales	39	35	33	37	37	30	38	40	42	144	145
Operating Profit	9	22	26	30	36	20	20	20	28	87	96
Cellular Segment Adjusted EBITDA	150	159	170	156	132	129	134	138	143	635	533
Fixed-Line Segment Adjusted EBITDA	47	55	55	61	83	71	70	65	66	218	289
Total Adjusted EBITDA	197	214	225	217	215	200	204	203	209	853	822
Adjusted EBITDA Margin (%)	25%	27%	27%	26%	27%	26%	26%	25%	25%	26%	26%
OPEX	472	472	474	467	460	456	475	480	481	1,885	1,871
Finance costs, net	14	16	18	20	19	13	24	13	19	68	69
Profit (Loss)	2	3	7	7	10	7	(5)	5	5	19	17
Capital Expenditures (cash)	185	143	174	127	151	119	147	156	149	629	573
Capital Expenditures (additions)	157	142	150	129	129	121	179	166	142	578	595
Adjusted Free Cash Flow	(11)	31	13	16	10	44	21	(3)	19	49	72
Adjusted Free Cash Flow (after interest)	(15)	15	12	0	8	13	12	(10)	18	12	23
Net Debt	977	965	956	957	673	658	646	657	639	957	657
Cellular Subscriber Base (Thousands)	2,620	2,616	2,651	2,657	2,676	2,708	2,762	2,836	2,903	2,657	2,836
Post-Paid Subscriber Base (Thousands)	2,340	2,337	2,366	2,366	2,380	2,404	2,437	2,495	2,548	2,366	2,495
Pre-Paid Subscriber Base (Thousands)	280	279	285	291	296	304	325	341	355	291	341
Cellular ARPU (NIS)	56	58	59	55	53	51	51	49	48	57	51
Cellular Churn Rate (%)	8.5%	7.9%	7.7%	7.2%	7.5%	7.5%	7.3%	7.2%	6.8%	31%	30%
Infrastructure-Based Internet Subscribers (Thousands)				268	281	295	311	329	339	268	329
Fiber-Optic Subscribers (Thousands)				76	87	101	120	139	155	76	139
Homes connected to fiber-optic infrastructure (Thousands)				324	361	396	432	465	514	324	465
TV Subscriber Base (Thousands)	141	160	176	188	200	215	224	232	234	188	232
Number of Employees (FTE)	2,897	2,895	2,923	2,834	1,867	2,745	2,731	2,655	2,708	2,834	2,655

* See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of March 31, 2021
Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.03.2021				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	109	109	**	110	1.228% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (3)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	512	512	3	524	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20*	225 38.5 86.5 15.1 84.8 12.2 300 62.2	824	824	25	932	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020 and November 2020, the Company issued Series G Notes in a principal amount of NIS 12.2 million and NIS 62.2 million, respectively. In May 2021, following the final exercise of option warrants from the second series, the Company received considerations in a total amount of NIS 23 million and will issue Series G Notes in a principal amount of NIS 26.5 million on May 31, 2021.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of March 31, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

  In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.

**   Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of March 31, 2021 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.03.2021 and 26.05.2021 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.03.2021 and 26.05.2021	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	11/2020	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020	ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	11/2020	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	11/2020	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+

(1) In August 2020, S&P Maalot reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook from “negative” to “stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 10, 2020.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019, February 2020, May 2020, July 2020 and November 2020 the Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million, NIS 15.1 million, NIS 84.8 million, NIS 12.2 million and NIS 62.2 million, respectively. On May 31, 2021, the Company will issue additional Series G Notes in a principal amount of NIS 26.5 million.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2021

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	237,130	-	-	-	43,616
Second year	-	210,334	-	-	-	39,880
Third year	-	210,334	-	-	-	33,820
Fourth year	-	210,334	-	-	-	27,832
Fifth year and on	-	577,027	-	-	-	56,054
Total	-	1,445,159	-	-	-	201,202

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	2,600
Second year	-	44,779	-	-	-	1,332
Third year	-	22,720	-	-	-	500
Fourth year	-	5,720	-	-	-	36
Fifth year and on	-	-	-	-	-	-
Total	-	125,351	-	-	-	4,468

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2021 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).
	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	289,262	-	-	-	46,216
Second year	-	255,113	-	-	-	41,212
Third year	-	233,054	-	-	-	34,320
Fourth year	-	216,054	-	-	-	27,868
Fifth year and on	-	577,027	-	-	-	56,054
Total	-	1,570,510	-	-	-	205,670

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019. At March 31, 2021, this financial liability totaled to an amount of NIS 4 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer & VP Fiber-Optics

Dated: May 26, 2021